December 6, 2000

John Reynolds
Office of Small Business
Division of Corporation Finance
Mail Stop 0304
Securities and Exchange Commission
Washington, D.C. 20549

	Re:	Amazon Herb Company
   		Form S-4
		   File No. 333- 94781

Dear Mr. Reynolds:

Amazon Herb Company (the "Registrant") hereby withdraws its Registration Statement on Form S-4 (File No. 333-94781) initially filed with the Commission on January 14, 2000. The Board approved the withdrawal on November 14, 2000. The Registrant hereby confirms that none of the securities offered by means of the Registration Statement have been sold.

Sincerely,

/s/ Robert C. Hackney

Robert C. Hackney
on behalf of Amazon Herb Company